SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. __)
Aurum Inc.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

052093101
(Cusip Number)

Mordechai Gutnick
Golden Target Nominees Pty Ltd.
Level 1A, 42 Moray Street
Southbank, Victoria 3006 Australia
Tel: 011-613 8532 2860

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

February 29, 2016
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g) check the following box [ ].
Check the following box if a fee is being paid with this statement [ ].
The information required on the reminder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP NO. 052093101
1.	Name of Reporting Person
S.S. of I.R.S. Identification No. of Above Person

Golden Target Nominees Pty Ltd.
I.R.S. Employer Identification No.: Not Applicable

2.	Check the Appropriate Box if a Member of a Group
(See Instructions)

(a) [ ]
(b) [x]

3.	SEC Use Only

4.	Source of Funds (see Instructions): OO

5.	Check if Disclosure of Legal Proceedings is Required
	Pursuant to Items 2(d) or 2(e)	[ ]

6.	Citizenship or Place of Organization: Australia

Number of Shares Beneficially owned by:	7. Sole Voting Power: None
8. Shared Voting Power: 101,600,000
9. Sole Dispositive Power: None
10. Shared Dispositive Power: 101,600,000

11.            Aggregate Amount Beneficially Owned by Each Reporting
Person:  101,600,000 Shares.
12.            Check if the Aggregate Amount in Row (11) Excludes Certain
Shares (See Instructions) []
13.            Percent of Class Represented by Amount in row (11):  74.9%
14.            Type of Reporting Person (See Instructions):  CO

CUSIP NO. 052093101
1.	Name of Reporting Person
S.S. of I.R.S. Identification No. of Above Person

Mordechai Gutnick
I.R.S. Employer Identification No.: Not Applicable

2.	Check the Appropriate Box if a Member of a Group
(See Instructions)

(a) [ ]
(b) [x]

3.	SEC Use Only

4.	Source of Funds (see Instructions): OO

5.	Check if Disclosure of Legal Proceedings is Required
	Pursuant to Items 2(d) or 2(e)	[ ]

6.	Citizenship or Place of Organization: Australia

Number of Shares Beneficially owned by:	7. Sole Voting Power: None
8. Shared Voting Power: 101,600,000
9. Sole Dispositive Power: None
10. Shared Dispositive Power: 101,600,000

11.            Aggregate Amount Beneficially Owned by Each Reporting
Person:  101,600,000 Shares.
12.            Check if the Aggregate Amount in Row (11) Excludes Certain
Shares (See Instructions) []
13.            Percent of Class Represented by Amount in row (11):  74.9%
14.            Type of Reporting Person (See Instructions):  IN

CUSIP NO.  052093101
1.	Name of Reporting Person
S.S. of I.R.S. Identification No. of Above Person

Stera M. Gutnick
I.R.S. Employer Identification No.: Not Applicable

2.	Check the Appropriate Box if a Member of a Group
(See Instructions)

(a) [ ]
(b) [x]

3.	SEC Use Only

4.	Source of Funds (see Instructions): OO

5.	Check if Disclosure of Legal Proceedings is Required
	Pursuant to Items 2(d) or 2(e)	[ ]

6.	Citizenship or Place of Organization: Australia

Number of Shares Beneficially owned by:	7. Sole Voting Power: None
8. Shared Voting Power: 101,600,000
9. Sole Dispositive Power: None
10. Shared Dispositive Power: 101,600,000

11.            Aggregate Amount Beneficially Owned by Each Reporting
Person:  101,600,000 Shares.
12.            Check if the Aggregate Amount in Row (11) Excludes Certain
Shares (See Instructions) []
13.            Percent of Class Represented by Amount in row (11):  74.9%
14.            Type of Reporting Person (See Instructions):  IN

CUSIP NO.  052093101
1.	Name of Reporting Person
S.S. of I.R.S. Identification No. of Above Person

Zalman Gutnick
I.R.S. Employer Identification No.: Not Applicable

2.	Check the Appropriate Box if a Member of a Group
(See Instructions)

(a) [ ]
(b) [x]

3.	SEC Use Only

4.	Source of Funds (see Instructions): OO

5.	Check if Disclosure of Legal Proceedings is Required
	Pursuant to Items 2(d) or 2(e)	[ ]

6.	Citizenship or Place of Organization: Australia

Number of Shares Beneficially owned by:	7. Sole Voting Power: None
8. Shared Voting Power: 101,600,000
9. Sole Dispositive Power: None
10. Shared Dispositive Power: 101,600,000

11.            Aggregate Amount Beneficially Owned by Each Reporting
Person:  101,600,000 Shares.
12.            Check if the Aggregate Amount in Row (11) Excludes Certain
Shares (See Instructions) []
13.            Percent of Class Represented by Amount in row (11):  74.9%
14.            Type of Reporting Person (See Instructions):  IN

Item 1.                          Security and Issuer

Common stock, par value $0.0001 per share (the "Common Stock") of Aurum Inc. a Delaware corporation ("Issuer"), whose executive offices are located at Level 1A, 42 Moray Street, Southbank, Victoria 3006, Australia.
Item 2.                          Identity and Background
(a)-(c)            The undersigned (the "Reporting Persons") hereby file this Schedule 13D statement on behalf of:
(i)            Golden Target Nominees Pty Ltd. ("Golden Nominees"), a private corporation engaged as the trustee of a private family investment trust.
(ii)            Mordechai Gutnick ("MG") is a director of Golden Nominees.  MG's principal occupation is as a director of Merlin Diamonds Limited and Top End Minerals Limited.
(iii)            Stera M. Gutnick ("SG") is a director of Golden Nominees.  SG's principal occupation is as a private investor.
(iv)            Zalman Gutnick ("ZG" and together with MG and SG, the "Control Group") is the sole stockholder of Golden Nominees. ZG's principal occupation is as a private investor.
(d)            None of the persons referred to in Paragraph (a) above has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e)            None of the persons referred to in Paragraph (a) above has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of a competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.
(f)            Each of the individuals referred to in Paragraph (a) above is an Australian citizen.  Golden Nominees is an Australian corporation.

Item 3.                          Source and Amount of Funds or Other Consideration.

Not Applicable.
Item 4.                          Purpose of Transaction
Golden Nominees is the trustee of a private family investment trust (the "Trust"). Effective as of February 29, 2016, the former trustee transferred to Golden Nominees 101,600,000 shares of Common Stock (the "Shares"), which the former trustee was holding for investment purposes on behalf of the Trust.
Golden Nominees will continue to hold the Shares for investment purposes on behalf of the Trust. Golden Nominees and the Control Group may acquire additional shares of the Issuer from time to time and may dispose of any or all of the shares held by them at any time.
Except as set forth above in this Item 4, Golden Nominees and the Control Group do not have any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) and (j), inclusive, of Item 4 of Schedule 13D.  Such entities and persons may, at any time, from time to time, review or reconsider their position with respect to the issuer, and formulate plans or proposals with respect to any of such matters, but have no present intention of doing so.
Item 5.                          Interest in Securities of the Issuer
(a) and (b)                          The number of shares of Common Stock of the Issuer held by each person named in response to Item 2 as of the date hereof are as follows:
Name	Aggregate Number Of Shares Owned	Percentage of Outstanding(1)

Golden Nominees (2)	101,600,000	74.8%
Control Group (2)	101,600,000	74.8%

_________________________
(1)	Based on 135,850,000 shares of Common Stock outstanding on April 1, 2017.
(2)
Golden Nominees has the power to vote and to dispose of the shares of Common Stock owned by it.  The Control Group may be deemed to share beneficial ownership of the shares of Common Stock owned by Golden Nominees.

(c)            None of the persons listed in response to Item 2 above acquired any shares of Common Stock of the Issuer during the past 60 days.
(d)            The shares of Common Stock are held by Golden Nominees as trustee of the Trust for the benefit of certain members of the family of the Control Group.  Golden Nominees has full power to vote and dispose of the shares of Common Stock owned by it.  The proceeds of any such sale may be used, in the discretion of Golden Nominees, for the benefit of the beneficiaries of the Trust.

Except as described above, no person other than each respective record owner referred to herein of shares of Common Stock is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds of sale of such shares.
(e)            Not applicable.
Item 6.                                        Contracts, Arrangements, Understandings or
Relationships with Respect to Securities of the Issuer
Except as described above, there are no contracts, arrangements, understandings or relationships (legal or otherwise), among the persons named in Item 2 hereof, or between such persons and the other person with respect to any securities of the Issuer, including but not limited to transfer or voting of any other securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees or profits, divisions of profits or loss, or the giving or withholding of proxies.
Item 7.                          Material to be Filed as Exhibits
Exhibit 1 Agreement Pursuant to Rule 13d – 1(k)

SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.
GOLDEN TARGET NOMINEES PTY LTD.

	By:	/s/ Mordechai Gutnick
Director
Dated: April 27, 2017

By:	/s/ Mordechai Gutnick
Mordechai Gutnick

By:	/s/ Stera M. Gutnick
Stera M. Gutnick

By:	/s/ Zalman Gutnick
Zalman Gutnick

EXHIBIT 1

AGREEMENT REGARDING
THE JOINT FILING OF SCHEDULE 13D

The undersigned hereby agree as follows:

(i)  Each of them is individually eligible to use the Schedule 13D to which this Exhibit is attached, and such Schedule 13D is filed on behalf of each of them; and

(ii)  Each of them is responsible for the timely filing of such Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is accurate.

Dated: April 27, 2017

GOLDEN TARGET NOMINEES PTY LTD.

By:	/s/ Mordechai Gutnick
Director

/s/ Mordechai Gutnick
Mordechai Gutnick

/s/ Stera M. Gutnick
Stera M. Gutnick

/s/ Zalman Gutnick
Zalman Gutnick